UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to
Commission file number 1-15157
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PACTIV 401(k) SAVINGS AND INVESTMENT PLAN
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PACTIV CORPORATION
1900 WEST FIELD COURT
LAKE FOREST, IL 60045

Pactiv 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
To the Pactiv Corporation Benefits Committee:
We have audited the accompanying statements of net assets available for benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Chicago, Illinois
June 27, 2007

Pactiv 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Common stock	$64,526,949	$51,111,510
Registered investment companies	150,494,635	131,422,780
Money market funds	26,687,153	24,628,910
Participant loans	2,830,368	2,587,378

Total investments	244,539,105	209,750,578
Receivables:
Employer contribution	—	227,750
Net receivable for pending trades	137,970	94,017

Total receivables	137,970	321,767

Net assets available for benefits	$244,677,075	$210,072,345

See notes to financial statements.

Pactiv 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2006	2005
ADDITIONS
Dividends and interest income	$6,812,633	$4,423,441
Net appreciation (depreciation) in fair value of investments:
Common stock	26,662,103	(8,636,331)
Registered investment companies	11,598,551	8,772,991

Total net appreciation in fair value of investments	38,260,654	136,660

Contributions:
Participant	10,431,531	10,531,640
Employer	6,031,537	6,798,507
Rollover	696,805	448,323

Total contributions	17,159,873	17,778,470

Total additions	62,233,160	22,338,571
DEDUCTIONS
Benefit payments	27,585,917	28,849,357
Administrative expenses	42,513	40,530

Total deductions	27,628,430	28,889,887

Net increase (decrease)	34,604,730	(6,551,316)
Net assets available for benefits, beginning of year	210,072,345	216,623,661

Net assets available for benefits, end of year	$244,677,075	$210,072,345

See notes to financial statements.

Pactiv 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005
1. DESCRIPTION OF PLAN
The following description of the Pactiv 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
GENERAL
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (the Company) is the sponsor of the Plan.
ELIGIBILITY AND CONTRIBUTIONS
Employees are eligible to enter the Plan the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company matching contributions after completing one year of service.
Participants may make regular before-tax contributions by payroll deduction of 1% up to 25% of eligible compensation, as defined in the Plan, with such contributions limited to $15,000 for 2006 and $14,000 for 2005. Participants who are 50 or older may make catch-up contributions by payroll deduction of 1% to 50% of eligible compensation, with such catch-up contributions limited to $5,000 in 2006 and $4,000 in 2005.
After completing one year of service, the Company matches all or a portion of participants’ regular contributions as follows:
Grandfathered Participants

Maximum Match as a Percentage
Years of Participation	of Eligible Compensation
Less than 3	4%
3 to less than 5	5
5 to less than 7	6
7 or more	8
Effective January 1, 2003, non-grandfathered participants receive Company matching contributions of 100% of the first 3% of eligible compensation deferred, and 50% of the next 2% of eligible compensation deferred to the Plan. This matching formula applies to employees that are hired, rehired, or transferred into a salaried position on or after January 1, 2003, and employees who were not participants in the Plan on December 31, 2002 (or on January 31, 2003 if hired in November of 2002 or on February 28, 2003 if hired in December 2002). In addition, this matching formula applies to certain highly compensated employees who would otherwise be considered grandfathered participants for the 2005 and subsequent plan years.
Company matching contributions can be made in the form of Pactiv Corporation common stock or cash. In 2006, $740,438 and $5,291,099 of Company matching contributions were made in shares of Company stock and in cash, respectively. In 2005, the entire $6,798,507 of Company matching contributions were made in Company stock.
Prior to January 29, 2002, Company matching contributions made in the form of Pactiv Corporation common stock could not be sold until participants reached age 55 or terminated employment and requested a total distribution. Effective January 29, 2002, participants are permitted to sell Pactiv Corporation common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan.
Effective March 1, 2006, Company matching contributions made in cash are invested in the same investment option(s) as the participants’ own regular (and catch-up) contributions.

INVESTMENT OPTIONS
Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts will be invested. In addition, participants have the right to change their investment elections with respect to future contributions or transfer existing account balances between the various investment options at any time.
VESTING
Participants are always 100% vested in their entire account balances.
PAYMENT OF BENEFITS
Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution. Participants with balances of $5,000 or less are paid an automatic lump sum distribution as soon as administratively feasible after termination of employment or retirement. Effective March 28, 2005, if the vested account balance is greater than $1,000 but $5,000 or less, the automatic lump sum distribution is rolled over to an IRA selected by the Company unless the participant elects otherwise.
A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such withdrawal may not exceed the participant’s account balance reduced by the portion of the account balance attributable to participant before-tax contributions. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of his account balance. A participant may elect at any time to make an in-service withdrawal of the balance in his rollover contributions account. A participant who has not attained age 55 may request an in-service withdrawal of his after-tax contributions made prior to April 1, 1984, and any Company matching contributions credited to his account prior to January 1, 1993.
On October 12, 2005 Pactiv Corporation sold its Protective and Flexible business which included Pactiv subsidiaries whose employees were plan participants. Most of these participants received distribution of their vested account balance or rolled over their balance into the plan of their new employer. These distributions are shown as “benefit payments” in the 2005 Statement of Changes in Net Assets Available for Benefits.
PARTICIPANT LOANS
Active participants who have not had a loan during the previous 90 days may obtain a loan from their account with a term of 12 to 54 months. Participants may have only one loan outstanding at any time and may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. The interest rate charged is the Federal Reserve’s prime rate (posted in the Federal Reserve’s release) as in effect as of the end of the month prior to the month in which the loan is requested. Principal and interest are paid through payroll deductions or manual loan payments if a participant is on an unpaid leave of absence.
PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
ADMINISTRATION
The Plan is currently administered by the Pactiv Corporation Benefits Committee.
2. SUMMARY OF ACCOUNTING POLICIES
BASIS OF ACCOUNTING
Financial statements of the Plan are prepared using the accrual basis of accounting.

PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s regular and catch-up contributions, if applicable, and the Company’s matching contributions, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the balance in his account.
EXPENSES
Substantially all Plan administrative expenses are paid by the Plan, including recordkeeping and trustee fees.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.
INVESTMENT VALUATION
Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined using quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.
3. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
4. INVESTMENTS
Investments that represented 5% or more of fair value of the Plan’s net assets were as follows:

	2006	2005
Pactiv Corporation Common Stock	$62,772,596	$49,570,125
Fidelity Growth Company Fund	49,144,851	46,691,479
Fidelity Retirement Money Market Portfolio	26,687,153	24,574,042
Spartan U.S. Equity Index Fund	19,203,309	17,744,336
Fidelity Diversified International	19,342,269	13,366,092
Fidelity Low-Priced Stock Fund	17,015,460	15,349,870
5. INCOME TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated December 6, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and that the related trust is tax exempt.
6. PARTY-IN-INTEREST
The Plan invests in Pactiv Corporation common stock. Pactiv Corporation is the Plan’s sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

Pactiv 401(k) Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN# 36-2552989 Plan #033
December 31, 2006

		NO. OF SHARES
IDENTITY OF ISSUER	DESCRIPTION OF ASSET	OR UNITS	CURRENT VALUE

PIMCO	PIMCO Total Return Fund	939,176	$9,748,643
Morgan Stanley	Morgan Stanley Institutional Fund - Small Company Growth Portfolio	431,241	5,446,572
Davis New York	Davis New York Venture Fund	247,719	9,542,123
Allianz Global Investors	Allianz NFJ Small-Cap Value Fund	134,320	4,197,516
Pactiv Corporation	Pactiv Corporation Common Stock*	1,758,768	62,772,596
Tenneco Automotive	Tenneco Automotive Common Stock	68,152	1,754,353
Fidelity Management	Fidelity Growth Company Fund*	704,990	49,144,851
Trust Company	Fidelity Asset Manager Fund*	437,548	7,048,897
	Fidelity Low-Priced Stock Fund*	390,801	17,015,460
	Fidelity Diversified International	523,471	19,342,269
	Fidelity Freedom Income*	19,007	219,344
	Fidelity Freedom 2000*	9,540	118,865
	Fidelity Freedom 2010*	85,541	1,250,617
	Fidelity Freedom 2020*	99,552	1,546,042
	Fidelity Freedom 2030*	37,545	601,842
	Fidelity Freedom 2040*	49,061	465,095
	Fidelity Freedom 2005*	8,067	93,662
	Fidelity Freedom 2015*	79,107	965,110
	Fidelity Freedom 2025*	67,158	857,609
	Fidelity Freedom 2035*	69,918	922,215
	Spartan Extended Market Index Fund*	71,752	2,764,594
	Fidelity Retirement Money Market Portfolio*	26,687,153	26,687,153
	Spartan U.S. Equity Index Fund*	382,688	19,203,309
	Participant loans*	Interest rates ranging from 4% to 8.75%	2,830,368

			$244,539,105

*	Indicates party-in-interest to the Plan.

SIGNATURES
     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 28, 2007	/s/ Henry M. Wells, III
Henry M. Wells, III Vice President and Chief Human Resources Officer and Member of Pactiv Corporation Benefits Committee